
June 8, 2018

Mail Stop 4631

<u>Via E-mail</u>
Kent Yee
Senior Vice President
DXP Enterprises, Inc.
7272 Pinemont Drive
Houston, Texas 77040

      Re: **DXP Enterprises, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2017
            Filed March 28, 2018
            File No. 0-21513

Dear Mr.Yee:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Terence O'Brien

                      Terence O'Brien
                      Branch Chief
                      Office of Manufacturing and Construction